ADVISORS PREFERRED TRUST

ADVISORS PREFERRED, LLC

1445 Research Boulevard, Suite 530

Rockville, MD 20850

April 3, 2023

Via EDGAR Electronic Transmission

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Advisors Preferred Trust, et al – File No. 812-15447

Ladies and Gentlemen:

Advisors Preferred Trust (the "Trust") and Advisors Preferred, LLC (the "Adviser" and, together with the Trust, the "Applicants") respectfully request the withdrawal of the Applicants' application for an order of exemption pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the "1940 Act"), from certain provisions of Section 15(a) of the 1940 Act and certain disclosure requirements under various rules and forms (the "Application").

The Application was originally filed with the Securities and Exchange Commission on March 28, 2023 (SEC Accession No. 0001580642-23-001739). The Applicants respectfully request that the Application be withdrawn and that the Securities and Exchange Commission take no further action with respect thereto.

If you have any questions, please contact Parker Bridgeport at (614) 469-3238.

Very truly yours,

ADVISORS PREFERRED TRUST

By:/s/ Catherine Ayers-Rigsby

Name: Catherine Ayers-Rigsby

Title: President and Trustee

ADVISORS PREFERRED, LLC

By:/s/ Catherine Ayers-Rigsby

Name: Catherine Ayers-Rigsby

Title: Chief Executive Officer